EXHIBIT 99.c



                                 [SUNBEAM LOGO]


Contacts:       Investment Community                 Media
                Marc R. Shiffman                     George Sard/Maureen Bailey
                Sunbeam Corporation                  Sard Verbinnen & Co.
                (561) 243-2142                       (212) 687-8080

             SUNBEAM TO ISSUE 5-YEAR WARRANTS TO MACANDREWS & FORBES
            TO SETTLE ITS CLAIMS RELATING TO COLEMAN ACQUISITION AND
             TO SECURE CONTINUING SERVICES OF SUNBEAM'S TOP OFFICERS

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      DELRAY BEACH, FL, AUGUST 12, 1998 -- Sunbeam Corporation (NYSE: SOC) today announced it has entered into a settlement agreement with MacAndrews & Forbes Holdings, Inc. The agreement releases Sunbeam from any claims MacAndrews &
Forbes may have against Sunbeam arising out of Sunbeam's acquisition of MacAndrews & Forbes' interest in The Coleman Company, Inc; enables Sunbeam to retain the services of MacAndrews & Forbes executive personnel who have been managing Sunbeam since mid-June 1998, including Jerry W. Levin, the Company's Chief Executive Officer; and provides for MacAndrews & Forbes to continue to give other management support to Sunbeam.

      MacAndrews & Forbes currently owns approximately 14 million Sunbeam shares, or approximately 14% of Sunbeam's presently outstanding shares, which it received in the Coleman transaction in March 1998 when Sunbeam was trading at prices above $40 per share. Pursuant to the settlement agreement, MacAndrews & Forbes will receive from Sunbeam five-year warrants to purchase an additional 23 million Sunbeam shares at an exercise price of $7.00 per share and containing customary anti-dilution provisions.

      In connection with the agreement, Levin and certain other Sunbeam executives are signing three-year employment agreements with Sunbeam. The others include Paul Shapiro, Executive Vice President and Chief Administrative Officer, and Bobby Jenkins, Executive Vice President and Chief Financial Officer.

      The settlement agreement with MacAndrews & Forbes, including the terms of the warrants, was negotiated and approved on behalf of Sunbeam by a Special Committee of four outside directors, none of whom has any affiliation with MacAndrews & Forbes. The members of the Special Committee are Howard Kristol (Chairman), Charles Elson, Peter Langerman, and Faith


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Whittlesey. They were assisted by an independent financial advisor, The
Blackstone Group, and independent legal counsel, Weil, Gotshal & Manges.

      The transaction normally would require shareholder approval under New York Stock Exchange policy. However, the Audit Committee of Sunbeam's Board of Directors determined that the delay that would be necessary to secure shareholder approval prior to the issuance of the warrants would be extensive, particularly in light of the ongoing investigation by the Securities and Exchange Commission of Sunbeam's accounting practices and policies and the Company's previously disclosed intention to restate its historical financial statements; would inhibit Sunbeam's ability to reach a settlement with MacAndrews & Forbes and to retain and hire senior management essential to Sunbeam's business; and thus would seriously jeopardize the financial viability of the Company. Accordingly, the Audit Committee, pursuant to an exception provided in the NYSE shareholder approval policy for such a situation, expressly approved the Company's omission to seek the shareholder approval that would otherwise have been required under that policy. The NYSE has accepted the Company's application of the exception.

      In reliance on the NYSE exception, Sunbeam is mailing to all shareholders a letter notifying them of its intention to issue the warrants without seeking their approval. Ten days after such letter is mailed, the Company will consummate the transaction and issue the warrants.

      "The Special Committee unanimously determined that this settlement agreement is in the best interest of all Sunbeam shareholders," said Peter Langerman, Chairman of Sunbeam. "It will immediately give Sunbeam a strong senior management team that knows the business, will eliminate the risk of protracted legal proceedings, as well as the costs, burdens and substantial potential liability inherent in any such litigation, and will position Sunbeam to move ahead."

      "We are fully committed to helping Sunbeam succeed. Our interests are aligned with all other Sunbeam shareholders because these warrants will only have value if Sunbeam shares appreciate from current levels," said Howard Gittis, Vice Chairman of MacAndrews & Forbes.

      "I am very pleased that this complex issue has been satisfactorily resolved and our senior management team can devote its full attention to completing the new organization and revitalizing Sunbeam's business. We will have more to announce shortly, concerning our new strategy, organizational structure and senior management team," said Jerry W. Levin.

      Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of consumer products under such world-


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class brands as Sunbeam/registered trademark/, Oster/registered trademark/,
Grillmaster/registered trademark/, Coleman/registered trademark/, Mr. Coffee/registered trademark/), First Alert/registered trademark/,
Powermate/registered trademark/, Health o meter/registered trademark/, Eastpak/registered trademark/ and Campingaz/registered trademark/.


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